UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                  FORM 11-K



 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT
---                               OF 1934

                 For the fiscal year ended December 31, 2007

                                     OR

   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
---                                1934

               For the transition period from   N/A   to   N/A


                        COMMISSION FILE NUMBER 1-5046


                       CON-WAY RETIREMENT SAVINGS PLAN

                                Con-way Inc.

                    Incorporated in the State of Delaware
                I.R.S. Employer Identification No. 94-1444798
          2855 Campus Drive, Suite 300, San Mateo, California  94403
                       Telephone Number (650) 378-5200


                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons administering the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             Con-way Retirement Savings Plan

June 27, 2008
                             /s/ Mark C. Thickpenny
                             ------------------------
                             Mark C. Thickpenny
                             Chairman, Con-way Inc.
                             Administrative Committee










                       CON-WAY RETIREMENT SAVINGS PLAN

               Financial Statements and Supplemental Schedule

                         December 31, 2007 and 2006

       (With Report of Independent Registered Public Accounting Firm)





















                       CON-WAY RETIREMENT SAVINGS PLAN



                                    Index



                                                                    Page

Report of Independent Registered Public Accounting Firm                1

Financial Statements:

  Statements of Net Assets Available for Benefits - December 31,
    2007 and 2006                                                      2

  Statement of Changes in Net Assets Available for Benefits - Year
    ended December 31, 2007                                            3

Notes to Financial Statements                                          4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as
  of December 31, 2007                                                13














           Report of Independent Registered Public Accounting Firm



The Board of Directors
Con-way Inc.:


We have audited the accompanying statements of net assets available for benefits of the Con-way Retirement Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, line 4i, schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                            /s/  KPMG LLP



Portland, Oregon
June 27, 2008





                                                                  CON-WAY RETIREMENT SAVINGS PLAN
                                                          Statements of Net Assets Available for Benefits
                                                                    December 31, 2007 and 2006




                                                      2007                                             2006
                                ------------------------------------------------   -----------------------------------------------
                                   Invested        Unallocated        Total           Invested       Unallocated         Total
                                --------------   --------------   --------------   --------------  --------------   --------------
Assets:
 Investments, at fair value:
  Shares in registered
   investment companies         $  626,715,929   $          -     $ 626,715,929    $ 522,251,988   $          -     $ 522,251,988
  Common trust funds               212,461,971              -       212,461,971      184,357,490              -       184,357,490
  Con-way Common Stock             112,247,601              -       112,247,601      109,977,740              -       109,977,740
  Con-way Preferred Stock           87,843,209      36,104,745      123,947,954       86,702,686      52,751,639      139,454,325
 Investments, at cost:
  Participant loans                 50,353,892              -        50,353,892       54,738,168              -        54,738,168
                                --------------   --------------   --------------   --------------  --------------   --------------
   Total investments             1,089,622,602      36,104,745    1,125,727,347      958,028,072      52,751,639    1,010,779,711
                                --------------   --------------   --------------   --------------  --------------   --------------
   Net assets held in 401(h)
    account (notes 3 and 8)         33,782,942              -        33,782,942       22,905,747              -        22,905,747
                                --------------   --------------   --------------   --------------  --------------   --------------

 Contributions receivable:
  Participants                       1,723,689              -         1,723,689        2,371,244              -         2,371,244
  Con-way                           21,721,137              -        21,721,137        2,800,627              -         2,800,627
                                --------------   --------------   --------------   --------------  --------------   --------------
   Total contributions
    receivable                      23,444,826              -        23,444,826        5,171,871              -         5,171,871
                                --------------   --------------   --------------   --------------  --------------   --------------
 Due from Con-way Preferred
    Stock Fund - Unallocated         5,671,005              -         5,671,005        5,398,334              -         5,398,334
 Dividend receivable                        -        3,747,495        3,747,495               -        4,027,226        4,027,226
 Cash                                   82,776              -            82,776          328,540              -           328,540
                                --------------   --------------   --------------   --------------  --------------   --------------
   Total assets                  1,152,604,151      39,852,240    1,192,456,391      991,832,564      56,778,865    1,048,611,429
                                --------------   --------------   --------------   --------------  --------------   --------------

Liabilities:
 Notes payable (note 5)                     -      (43,400,000)     (43,400,000)              -      (62,000,000)     (62,000,000)
 Accrued interest payable                   -       (1,853,705)      (1,853,705)              -       (2,648,150)      (2,648,150)
 Due to Con-way (note 1)                    -       (1,893,790)      (1,893,790)              -       (1,379,076)      (1,379,076)
 Due to Con-way Preferred Stock
  Fund - Allocated                          -       (5,671,005)      (5,671,005)              -       (5,398,334)      (5,398,334)
 Amounts related to
  obligation of 401(h)
  account (notes 3 and 8)          (33,782,942)             -       (33,782,942)     (22,905,747)             -       (22,905,747)
                                --------------   --------------   --------------   --------------  --------------   --------------
   Total liabilities               (33,782,942)    (52,818,500)     (86,601,442)     (22,905,747)    (71,425,560)     (94,331,307)
                                --------------   --------------   --------------   --------------  --------------   --------------
Net assets available for
    benefits                    $1,118,821,209   $ (12,966,260)   $1,105,854,949    $ 968,926,817  $ (14,646,695)   $ 954,280,122
                                ==============   ==============   ==============   ==============  ==============   ==============

                                                   See accompanying notes to financial statements.



                                          CON-WAY RETIREMENT SAVINGS PLAN
                            Statement of Changes in Net Assets Available for Benefits
                                           Year ended December 31, 2007


                                                       Invested         Unallocated           Total
                                                    --------------     --------------    --------------
Additions:
 Participant contributions                          $  87,816,387      $          -      $  87,816,387
 Con-way contributions (note 1)                        79,090,335         14,656,243        93,746,578
 Rollover contributions                                 2,879,706                 -          2,879,706
 Allocation of preferred shares
  to RSP participants                                  15,231,474                 -         15,231,474
 Dividend and interest income                           9,509,948          7,651,167        17,161,115
 Net appreciation (depreciation) in fair
  value of investments (Note 4)                        35,985,017         (1,609,922)       34,375,095
                                                    --------------     --------------    --------------
    Total additions                                   230,512,867         20,697,488       251,210,355
                                                    --------------     --------------    --------------

Deductions:
  Distributions to participants                       (79,185,642)                -        (79,185,642)
  Transfer to Con-way 401(k) Plan                      (1,432,833)                -         (1,432,833)
  Allocation of preferred shares
   to RSP participants                                         -         (15,231,474)      (15,231,474)
  Allocation of preferred shares
   to Con-way 401(k) Plan participants                         -             (78,169)          (78,169)
  Interest expense                                             -          (3,707,410)       (3,707,410)
                                                    --------------     --------------    --------------
    Total deductions                                  (80,618,475)       (19,017,053)      (99,635,528)
                                                    --------------     --------------    --------------
    Net increase                                      149,894,392          1,680,435       151,574,827

Net assets available for
 benefits, December 31, 2006                          968,926,817        (14,646,695)      954,280,122
                                                    --------------     --------------    --------------
Net assets available for
 benefits, December 31, 2007                        $1,118,821,209     $ (12,966,260)    $1,105,854,949
                                                    ==============     ==============    ==============




                                   See accompanying notes to financial statements.








                       CON-WAY RETIREMENT SAVINGS PLAN


                        Notes to Financial Statements

                         December 31, 2007 and 2006





(1) Description of Plan

    The following description of the Con-way Retirement Savings Plan (the Plan or RSP) is provided for general information purposes only. Participants should refer to the Con-way Employee Benefits Handbook or the Plan document for more complete information. The term "Con-way" or "Company" refers to Con-way Inc. and subsidiaries.

    (a) General

       The Con-way sponsored Plan provides eligible employees the opportunity to save for their retirement through the Plan's profit-sharing, salary-deferral and stock-ownership features. The plan also provides medical benefits for retired participants, as described below.

       The Plan is intended to qualify as a profit-sharing plan under Section 401(a) of the Internal Revenue Code (the Code), with a salary-deferral feature qualified under Section 401(k) of the Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan also operates, in relevant part, as a leveraged employee stock ownership plan (ESOP), and is designed to comply with Section 4975(e)(7) of the Code. Overall responsibility for administering the Plan rests with the Con-way Inc. Administrative Committee (the Committee), which is appointed by the Chief Executive Officer of Con-way. The Plan's trustee, T. Rowe Price (the Trustee), is responsible for the management and control of the Plan's assets, which are held in individual participant investment accounts (collectively known as the Trust).

       Con-way has designated a portion of the ESOP feature of the Plan to be a money purchase pension plan and added medical benefits for retired participants, as described in note 3, Retiree Health Savings Account.

       As of January 1, 2007, drivers of Con-way Truckload ceased participation in the Plan and became eligible to participate in the Con-way 401(k) Plan. As a result, $1,432,833 of the drivers' account balances were transferred from the RSP to the Con-way 401(k) Plan.

    (b) Amendments

       In October 2006, Con-way's Board of Directors approved changes to the Plan, which expand benefits earned starting January 1, 2007, and are described more fully under "Contributions."

    (c) Eligibility

       An employee is eligible to participate in the Plan if the employee is not covered by a collective bargaining agreement, is not a leased employee or is not a nonresident alien. There are no age or service requirements for eligibility except that a supplemental employee must complete one year of service during which the employee works 1,000 hours.

    (d) Contributions

       Participants may contribute up to 50% of their eligible compensation subject to certain limitations. Effective January 1, 2007, amendments to the Plan increased the contributions made by Con-way to participants' accounts. Con-way increased its discretionary matching contributions under the Plan to 50% of the first six percent of participants' eligible compensation (from 50% of the first three percent of eligible compensation) and now makes additional contributions to participants' accounts based on years of service.

       Effective January 1, 2007, participants with at least six months of service receive a company-paid Basic contribution of 3%, 4%, or 5% of eligible compensation depending on years of service. In addition, qualifying participants receive a company-paid Transition contribution of 1%, 2%, or 3% of the participants' eligible compensation, depending on the participants' combined age and years of service as of December 31, 2006.

       Con-way matching contributions are in the form of allocations of Preferred Stock and open-market purchases of Con-way Common Stock (Common Stock) from cash contributions by Con-way. The Basic and Transition contributions are calculated quarterly and are invested in the same investment funds that the participant has chosen for their employee contributions.

       Cash dividends on the Preferred Stock are used for debt service on the notes payable, as more fully discussed in note 5, Notes Payable. Participants are allocated additional Preferred Stock as a substitute for the cash dividends used for debt service. For the year ended December 31, 2007, annual interest requirements were less than annual Preferred Stock cash dividends received by the Plan.

       As reported in the Statement of Changes in Net Assets Available for Benefits, Preferred Stock was allocated to RSP participants at a fair value of $15,231,474. Participants of the Con-way 401(k) Plan who formerly participated in the RSP were awarded Con-way preferred stock with a fair value of $78,169, as shown on the Statement of Changes in Net Assets Available for Benefits.

       In 2007, the total allocation of Con-way Preferred Stock to the RSP and Con-way 401(k) Plan participants consisted of the following:

       Con-way match of Preferred Stock                          $  7,743,946
       Additional Preferred Stock allocated to participants
         as a substitute for cash dividends used for
         debt service                                               7,565,697
                                                                  -----------
                     Total allocations to participants           $ 15,309,643
                                                                  ===========




       In addition, Con-way made contributions to the Plan for repayment of the notes payable described in note 5. In 2007, principal payments consisted of the following:

       Con-way cash contributions                                $ 14,656,243
       Con-way Preferred Stock cash dividends in excess of
         interest on the notes payable                              3,943,757
                                                                  -----------
                     Total principal payments                    $ 18,600,000
                                                                  ===========

       At December 31, 2007 and 2006, the Preferred Stock dividend receivable in excess of the interest payable on the RSP notes is reported in the Statements of Net Assets Available for Benefits as amounts Due to Con-way of $1,893,790 and $1,379,076, respectively.

    (e) Participant Accounts

       The Plan allows participants to select any one or more of the investment funds established under the Plan in which contributions can be invested. Con-way's matching contributions are deposited into the Con-way Preferred Stock Fund - Allocated and the Con-way Common Stock Fund. As with balances in other invested funds, participants may transfer Con-way's matching contributions to investments other than Con-way equity. Basic and Transition contributions are invested in the same investment funds that the participant has chosen for their own employee contributions to the Plan.

       Allocations  of  Con-way's  matching contributions are  based  upon  a percentage of participant contributions, as described above. Allocations of net Plan earnings are based upon participant account balances, as defined. Participants are only entitled to the vested benefits.

    (f) Vesting

       Participants' contributions plus earnings thereon vest immediately. Con-way's matching contributions vest after two years of service with Con-way. If the employee is terminated prior to two years of service, the matching contributions are forfeited. Forfeited shares of Common and Preferred Stock are used to reduce future Con-way contributions. At December 31, 2007 and 2006, forfeitures totaling $199,662 and $213,224, respectively, were available to reduce future contributions. The Basic and Transition contributions vest immediately.

    (g) Participant Loans

       The Plan has a loan provision allowing participants access to funds. Loans can be no less than $1,000 and cannot exceed the lesser of $50,000 or 50% of a participant's vested account balance (subject to administrative adjustment to assure compliance with the 50% limit). Loans can be made for a term not to exceed 4-1/2 years. Loans outstanding at December 31, 2007 bear interest at rates ranging from 5.00% to 10.50%. Principal and interest are paid ratably through payroll deductions. Starting July 1, 2007, participants may have a maximum of one loan outstanding.

    (h) Payments and Benefits

       Participants can receive a total distribution from their accounts upon death or termination of employment. Disabled participants can receive a partial distribution of their accounts, excluding matching contributions received after January 1, 2002, provided they qualify for benefits under Con-way's long-term disability coverage. Other types of withdrawals are permitted by the Plan in limited situations. Participants can elect to have their accounts distributed in a single lump sum or in a series of substantially equal annual installments, as defined by the Plan. Distributions will be made in cash except that
       (1) participant accounts invested in Common Stock can, at the direction of the participant, be paid in shares and (2) participant allocations of Preferred Stock will be converted into shares of Common Stock and can, at the direction of the participant, then be paid in common shares or in cash.

    (i) Plan Termination

       Although Con-way has no current intention to terminate the Plan, it may do so at any time by resolution of the Board of Directors. In the event that the Plan is terminated, the net assets of the Plan shall be distributed to participants in the amount credited to their accounts.

(2) Summary of Significant Accounting Policies

    (a) Basis of Accounting

       The accompanying financial statements have been prepared using the accrual method of accounting.

    (b) Financial Instruments

       Investments in shares of registered investment companies are stated at fair value, based on the net asset value of the underlying investments and are valued daily. Investments in common and collective trusts are stated at fair value based on the value of the underlying investments and are expressed in units. The Plan's investments in common and collective trusts are valued using the audited financial statements of the collective trusts at year end. The Con-way Common Stock is stated at fair value based on the quoted market price. The Con-way Preferred Stock is stated at fair value determined by an annual independent appraisal. Participant loans are recorded at cost, which approximates fair value.

       The notes payable of $43,400,000 and $62,000,000 at December 31, 2007 and 2006, respectively, in the accompanying financial statements are stated at their carrying value. The fair value of the notes payable as of December 31, 2007 and 2006 was approximately $45,000,000 and $66,000,000 respectively. Fair value was estimated based on the expected future payments discounted at market rates.

    (c) Investments

       The Plan offers various investments in securities that are generally exposed to various risks, such as interest-rate, credit and overall market-volatility risks. Due to the risk associated with certain investment securities, it is reasonably possible that the value of investment securities will change and that such changes could materially affect amounts reported in the Statements of Net Assets Available for Benefits.

       The Plan invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.



    (d) Income Recognition

       The annual change in market value, including realized gains and losses, is reported in net appreciation (depreciation) in fair value of investments in the accompanying Statement of Changes in Net Assets Available for Benefits.

       Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade-date basis.

    (e) Operating Expenses

       During 2007, all administrative expenses of the Plan were paid by Con-way. The funds charge investment management fees in accordance with each fund's prospectus, through a reduction in each fund's net asset value.

    (f) Payment of Benefits

       Benefits paid to participants are recorded upon distribution.

    (g) Estimates

       Con-way makes estimates and assumptions when preparing the financial statements in conformity with U.S. generally accepted accounting principles. These estimates and assumptions affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.

    (h)  New Accounting Standards

       In  September  2006,  the  FASB  issued  SFAS  No.  157,  Fair   Value
       Measurements, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair-value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair-value measurements and does not require any new fair-value measurements. The effective date of SFAS 157 is the first fiscal year beginning after November 15, 2007. In November 2007, the FASB proposed a one-year deferral of SFAS 157's fair-value measurement requirement for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value on a recurring basis. Con-way does not expect the adoption of SFAS 157 to have a material effect on the Plan's financial statements.

       In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities, which permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which the fair-value option has been elected will be reported in earnings. The effective date for SFAS 159 is the first fiscal year beginning after November 15, 2007. Con-way does not expect the adoption of SFAS 159 to have a material effect on the Plan's financial statements.



(3) Retiree Health Savings Account

    Effective January 1,  2002,  the  Plan  was  amended to include a medical benefit that funds a portion of the postretirement obligation for retirees and their beneficiaries in accordance with Section 401(h) of the Code. A separate account has been established and maintained in the Plan for the net assets related to the medical benefit (the 401(h) account). In accordance with Code Section 401(h), the Plan's investments in the 401(h) account may not be used for, or diverted to, any other purpose other than providing health benefits for retirees and their beneficiaries. Plan participants do not contribute to the 401(h) account and do not direct the investment choices. Employer contributions to the 401(h) account are determined annually at the discretion of Con-way and are subject to certain limitations as defined by the Code.

    Upon reaching age 45, completing five or more years of service and completing 1,000 or more paid hours of service in the Plan year, each noncontractual employee is eligible for a retiree medical allocation with respect to that Plan year. Retiree medical allocations for each 401(h) Plan participant are equal, except for allocations to participants retiring in the current plan year, for whom the allocation will be a pro-rata portion of the amount allocated to other participants based on the number of quarters employed in the year of retirement. Benefits to individual participants are limited to the total accumulated retiree medical allocation, plus interest credited at an annual rate equal to the five-year Treasury Constant Maturity rate as published by the Federal Reserve Board. In order to access their benefit balance during retirement, a participant must be at least age 55 with at least 10 years of service at retirement, or be at least age 65 at retirement. Any remaining unclaimed benefit will be forfeited to the Plan upon a participant's death or termination of employment prior to retirement eligibility.

(4) Investments

    The following investments represent 5% or more of the Plan's net assets.


                                                            December 31,
                                                     --------------------------
                                                          2007        2006
                                                     ------------ -------------

 Shares in registered investment companies:
   T. Rowe Price Growth Stock Fund, 4,009,074
     and 3,999,518 shares, respectively             $ 134,945,423 $ 126,504,740
   T. Rowe Price Equity Income Fund, 3,804,709
     and 3,597,874 shares, respectively               106,912,324   106,317,172
   T. Rowe Price Science and Technology Fund,
     3,227,755 and 3,350,817 shares,respectively       75,690,848    70,233,128
   Dodge & Cox International Stock Fund, 1,317,415
     and 1,072,601 shares, respectively                60,627,420    46,829,760

Common trust funds:
   T. Rowe Price U.S. Treasury Money Market Trust,
     107,494,627 and 87,698,616 shares, respectively  107,494,627    87,698,616
   T. Rowe Price Retirement Strategy Trust-Balanced,
     1,722,873 and 1,675,288 shares, respectively      53,426,290    48,700,635

 * Participant loans                                   50,353,892    54,738,168

 Con-way equity:
   Con-way Common Stock, 2,702,157 and 2,497,224
     shares, respectively                             112,247,601   109,977,740
   Matching Con-way Preferred Stock, 394,818 and
     373,059 shares, respectively                      87,843,209    86,702,686
 * Con-way Preferred Stock - Unallocated, 162,276
     and 226,977 shares, respectively                  36,104,745    52,751,639

 * Nonparticipant-directed



    During 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

              Shares in registered investment companies          $ 40,152,630
              Common trust funds                                    6,114,758
              Con-way Common Stock                                 (6,279,855)
              Con-way Preferred Stock                              (5,612,438)
                                                                  ------------
                                                                 $ 34,375,095
                                                                  ============


    In May 1989, the Plan purchased 986,259 shares of Preferred Stock for $150,009,863 using proceeds from the debt described in note 5, Notes Payable. The Preferred Stock can only be issued to and held by the Plan Trustee. The shares are held by the Trustee and allocated to participant accounts. Upon allocation, the shares are first used to pay the Preferred Stock cash dividend on shares previously allocated to the participant accounts with the remainder used to satisfy a portion of Con-way's matching contribution requirement. In connection with a participant's account distribution, the Preferred Stock is converted into Common Stock at a rate generally equal to that number of shares of Common Stock that could be purchased for $152.10, but not less than the minimum conversion rate of 4.708 shares of Common Stock for each share of Preferred Stock.

    At December 31, 2007, outstanding Preferred Stock of 560,998 shares consisted of 424,211 allocated shares and 136,787 unallocated shares. Allocated shares at December 31, 2007 included 420,307 shares allocated to RSP participant accounts and 3,904 shares allocated to Con-way 401(k) Plan participant accounts. At December 31, 2006, outstanding Preferred Stock of 603,816 shares consisted of 400,067 allocated shares and 203,749 unallocated shares. Allocated shares at December 31, 2006 included 396,287 shares allocated to RSP participant accounts and 3,780 shares allocated to Con-way 401(k) Plan participant accounts. Unallocated shares at December 31, 2007 and 2006 were pledged as collateral against the Plan Notes, as described below. Preferred Stock of 25,489 and 23,228 shares were allocated to participant accounts after December 31, 2007 and 2006, respectively, but related to participant activity for the years ended December 31, 2007 and 2006, respectively. Accordingly, the fair value of this Preferred Stock is accrued as Due from (Due to) the Con-way Preferred Stock Fund - Unallocated (Con-way Preferred Stock Fund - Allocated) to reflect the accrued allocation between funds.

(5) Notes Payable

    In July 1989, the Plan completed the sale of $150,000,000 in aggregate principal amount of notes (the Plan Notes) to a group of institutional investors. The proceeds from the sale of the original Plan Notes were used to repay a $150,000,000 bridge loan from Con-way to the Plan that had financed the purchase of the Preferred Stock.

    Con-way guarantees the Plan Notes. As of December 31, 2007, there was $43,400,000 aggregate principal amount of Series B Plan Notes outstanding, bearing interest at an annual rate of 8.54% and maturing on January 1, 2009.

    Holders of the Series B Plan Notes have the right to require Con-way to repurchase those notes if, among other things, both Moody's and Standard & Poor's credit-rating agencies have publicly rated Con-way's long-term senior debt at less than investment grade unless, within 45 days, Con-way shall have obtained, through a guarantee, letter of credit or other permitted credit enhancement or otherwise, a credit rating for such notes of at least "A" from Moody's or Standard & Poor's (or another nationally recognized rating agency selected by the holders of such notes) and shall maintain a rating on such notes of "A" or better thereafter. At December 31, 2007, Con-way's senior long-term debt was rated as investment grade by both Moody's (Baa3) and Standard & Poor's (BBB).

    The interest expense on the Plan Notes is payable semiannually on January 1 and July 1 and is subject to adjustment in certain circumstances, including some changes in applicable tax laws. For the year ended December 31, 2007, the Plan made a principal payment of $18,600,000 on the Series B Plan Notes.

    Future maturities of the Series B Plan notes to be paid from excess Preferred Stock cash dividends and/or additional cash contributions from Con-way are $20,700,000 in 2008 and $22,700,000 in 2009.

(6) Income Tax Status

    The Internal Revenue Service has determined and informed Con-way by a letter dated August 20, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, Con-way believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, Con-way believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

(7) Related-Party Transactions

    Certain Plan investments are shares in registered investment companies and common trust funds managed by T. Rowe Price, the Plan trustee, as defined. Therefore, these investments and investment transactions qualify as party-in-interest transactions.

(8) Reconciliation to Form 5500

    The following is a reconciliation of net assets available for plan benefits.


                                                         December 31,
                                                ------------------------------
                                                     2007            2006
                                                ---------------  -------------
 Net assets available for benefits -
   financial statements                         $ 1,105,854,949  $ 954,280,122
 Net assets held in 401(h) account included
   as assets in Form 5500:
       Employer contribution receivable               9,438,000      4,746,448
       Shares in registered investment companies     24,344,942     18,159,299
                                                ---------------  -------------
               Net assets available for
                 benefits - Form 5500           $ 1,139,637,891  $ 977,185,869
                                                ===============  =============

    The assets in the 401(h) account included in Form 5500 are not available to pay 401(k) benefits and can be used only to pay retiree health benefits.

    The following are reconciliations of certain changes in net assets available for plan benefits:

                                                       Retiree
                                                        health
                                                       savings
                                                       account
                                          Financial    (401(h)        Form
                                         statements    account)       5500
                                        ------------ ------------ ------------
 Year ended December 31, 2007:
   Net appreciation in fair value
     of investments                    $  34,375,095 $  1,900,214 $ 36,275,309
   Dividend and interest income           17,161,115            -   17,161,115
   Con-way contributions                  93,746,578    9,438,000  103,184,578
   Distributions to participants         (79,185,642)    (461,019) (79,646,661)





                                                                     Schedule I
                            CON-WAY RETIREMENT SAVINGS PLAN
                                    EIN 94-1444798
                                     Plan No. 003
               Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                  December 31, 2007


   Identity
   of issuer
   borrower,          Description of investment
    lessor             including maturity date,
  or similar        rate of interest, collateral,                     Current
    party               par or maturity value            Cost          value
---------------   ---------------------------------  ------------  ------------
                  Shares in registered
                   investment companies:

*T. Rowe Price      Growth Stock Fund
                     (4,009,073.766 shares)          $110,690,546  $134,945,423
*T. Rowe Price      Equity Income Fund
                     (3,804,709.048 shares)            96,805,857   106,912,324
*T. Rowe Price      Science and Technology Fund
                     (3,227,754.702 shares)            77,892,484    75,690,848
 Dodge & Cox        Dodge & Cox International Stock
                     Fund (1,317,414.592 shares)       55,364,290    60,627,420
*T. Rowe Price      Small-Cap Stock Fund
                     (930,905.048 shares)              28,737,284    28,290,204
Allianz Global      PIMCO Total Return Fund
 Investors           (3,613,789.310 shares)            38,218,892    38,631,408
J.P. Morgan         Undiscovered Managers
 Investment         Small Cap Growth Fund
 Management, Inc     (551,499.084 shares)               5,348,387     4,935,917
*T. Rowe Price      Retirement Income Fund
                     (245,980.556 shares)               3,187,047     3,271,541
*T. Rowe Price      Retirement 2005 Fund
                     (167,845.381 shares)               1,917,687     1,978,897
*T. Rowe Price      Retirement 2010 Fund
                     (1,339,341.435 shares)            20,841,130    21,710,725
*T. Rowe Price      Retirement 2015 Fund
                     (2,363,623.044 shares)            28,690,477    29,899,832
*T. Rowe Price      Retirement 2020 Fund
                     (2,412,025.240 shares)            40,894,685    42,789,328
*T. Rowe Price      Retirement 2025 Fund
                     (1,963,173.310 shares)            25,146,705    25,874,624
*T. Rowe Price      Retirement 2030 Fund
                     (1,329,795.795 shares)            24,686,196    25,332,610
*T. Rowe Price      Retirement 2035 Fund
                     (752,810.346 shares)              10,021,402    10,170,468
*T. Rowe Price      Retirement 2040 Fund
                     (495,257.060 shares)               9,287,661     9,508,936
*T. Rowe Price      Retirement 2045 Fund
                     (404,987.566 shares)               5,185,447     5,155,492
*T. Rowe Price      Retirement 2050 Fund
                     (51,594.589 shares)                  552,908       540,711
*T. Rowe Price      Retirement 2055 Fund
                     (42,864.553 shares)                  460,561       449,221

                  Common trust funds:
*T. Rowe Price      Equity Index Trust
                     (832,521.927 shares)              28,146,216    36,339,582
*T. Rowe Price      Bond Index Trust
                     (606,845.178 shares)              12,938,688    15,201,472
*T. Rowe Price      U.S. Treasury Money
                    Market Trust
                     (107,494,627.000 shares)         107,494,627   107,494,627
*T. Rowe Price      Retirement Strategy
                    Trust-Balanced
                     (1,722,872.933 shares)            39,904,550    53,426,290

                  Common stock:
*Con-way Inc.       Con-way Common Stock
                     (2,702,156.990 shares)           104,374,216   112,247,601

                  Preferred stock:
*Con-way Inc.       Con-way Preferred
                    Stock - Allocated
                     (394,818.683 shares)              60,051,922    87,843,209
*Con-way Inc.       Con-way Preferred
                    Stock - Unallocated
                     (162,275.808 shares)              24,682,151    36,104,745

                  Participant loans:
*Plan
 Participants       Participant loans with interest
                     from 5.00% to 10.50% and
                     maturity dates from 2008 to 2012          -     50,353,892
                                                                 --------------
                                                                  1,125,727,347

                  Investments held in 401(h) account:
Allianz Global      PIMCO Total Return Fund
 Investors           (2,277,356.552 shares)            24,215,989    24,344,942
                                                                 --------------
                                                                 $1,150,072,289
                                                                 ==============

*Represents a party-in-interest as of December 31, 2007.

Note:  Cost is calculated using the moving-average method.


     See accompanying report of independent registered public accounting firm.